Exceed Company Ltd.

2013 THIRD quarter financial Results

Fujian, China, November 13, 2013 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of the “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the third quarter ended September 30, 2013.

Financial Highlights –Third quarter ended September 30, 2013 (1)

•	Revenue was RMB481.8 million (US$78.7 million), representing a 12.9% year-over-year decrease.

•	Gross profit was RMB131.0 million (US$21.4 million), representing a 13.8% year-over-year decrease. Gross margin was 27.2%, representing a 0.3 percentage point decrease as compared to 27.5% for the third quarter of 2012.

•	Operating profit was RMB25.2 million (US$4.1 million), representing a 29.6% year-over-year decrease.

•	Net profit was RMB18.4 million (US$3.0 million), representing a 39.5% year-over-year decrease.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “as anticipated, our results in the third quarter continued to be impacted by weakening consumer demand in China, which was largely attributable to the economic slowdown in China. It is expected that de-stocking, or a reduction of inventory in the market in response to a weak demand outlook, will continue in the near future. As a result, overall sales volume across our main footwear and apparel product lines decreased, resulting in a decline in revenue, compared to the same period in 2012. In response to the prevailing market conditions, we took a prudent approach to control the amount of orders placed by our distributors. In addition, we continue to enhance the efficiency of our distribution network by closing or relocating inefficient retail selling locations. We believe that these initiatives will help to reduce overall inventory of finished products in the retail selling locations.”

“While we expect to continue to operate under unfavorable economic conditions for the remainder of this year, we believe that we have the right strategy in place to effectively manage our production and inventory levels, maintain a lean operating structure and continue to strengthen our brand awareness. We believe that the worst time for the sportswear industry may have had passed and a rebound or recovery should occur after most of the finished products are absorbed in the market.”

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(1) The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.120, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on September 30, 2013. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2013.

Third Quarter 2013 Financial Results

Revenue breakdown

	Three Months Ended
	Sep 30, 2013 RMB’000	% of Revenue	Sep 30, 2012 RMB’000	% of Revenue	Third Quarter YoY Decrease
Footwear	221,691	46.0%	246,227	44.5%	(10.0)%
Apparel	252,686	52.5%	293,978	53.1%	(14.0)%
Accessories	7,423	1.5%	13,049	2.4%	(43.1)%
Total	481,800	100.0%	553,254	100.0%	(12.9)%

	Nine Months Ended
	Sep 30, 2013 RMB’000	% of Revenue	Sep 30, 2012 RMB’000	% of Revenue	YTD YoY Decrease
Footwear	524,122	46.2%	951,112	47.3%	(44.9)%
Apparel	589,816	52.0%	1,025,111	51.0%	(42.5)%
Accessories	19,809	1.8%	33,555	1.7%	(41.0)%
Total	1,133,747	100.0%	2,009,778	100.0%	(43.6)%

Revenue. The global macroeconomic environment remained uncertain throughout the third quarter of 2013, which had an adverse impact on the Chinese economy and the sportswear industry. In addition, initial forecasts for sports product demand in the preceding years have proved to be overly optimistic, leading to a build-up of inventory levels industry-wide. In response, most sportswear brands aggressively cleared their excess inventory during the period. In anticipation of the impact that market headwinds would have on the Chinese sportswear industry, we continued to carry out a number of strategic initiatives throughout the third quarter of 2013 to maintain our competitive position and pricing power, and to manage inventory levels and the efficiency of our distribution network. Among others, we continued to engage our distributors and authorized third party retailers to manage the level of wholesale orders placed with us to prevent an inventory build-up at our distributors due to weaker consumer demand. As a result, revenue for the third quarter of 2013 was RMB481.8 million (US$78.7 million), reflecting a 12.9% decrease from RMB553.3 million for the third quarter ended September 30, 2012. However, such revenue increased 37.3% from RMB350.8 million for the preceding quarter is primarily attributable to the seasonal nature of our footwear and apparel products and the fact that our autumn and winter collections generally command higher selling prices than our spring and summer collections.

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•	Footwear. Footwear accounted for 46.0% of revenue for the third quarter ended September 30, 2013. Footwear principally includes running footwear, leisure footwear, basketball footwear, skateboarding footwear, outdoor footwear, vintage footwear and cross-training footwear. A portion of our footwear production is outsourced.

Revenue from footwear was RMB221.7 million (US$36.2 million) for the third quarter ended September 30, 2013, representing a decrease of 10.0% from RMB246.2 million for the third quarter ended September 30, 2012. The year-over-year decrease in revenue was due to a decrease in sales volume and decrease in our footwear Average Selling Price (“ASP”). The sales volume and ASP in the third quarter of 2013 decreased by 5.7% and 4.6%, respectively, compared with the same period in 2012. The decrease in ASP was attributable to the introduction of a range of lower priced footwear products to target the mass market and to better align with customer preferences. In contrast to the year-over-year trend, revenue from footwear for this quarter increased 39.5% from RMB158.9 million for the preceding quarter.

•	Apparel. Sports apparel accounted for 52.5% of revenue for the third quarter ended September 30, 2013. Sports apparel principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel was RMB252.7 million (US$41.3 million) for the third quarter ended September 30, 2013, representing a decrease of 14.0%, from RMB294.0 million for the third quarter ended September 30, 2012. This decrease was primarily due to a 18.2% decrease in sales volume, the effects of which were partially offset by the increase in the ASP. The ASP of apparel increased by 5.0% year-over-year for the third quarter ended September 30, 2013, primarily caused by the improvement of the design and quality of certain of our autumn/winter apparel products to better align with consumer demand. In contrast to the year-over-year trend, revenue from apparel for this quarter increased 37.0% from RMB184.5 million for the preceding quarter.

•	Accessories. Revenue from accessories was RMB7.4 million (US$1.2 million) for the third quarter ended September 30, 2013, representing a decrease of 43.1%, from RMB13.0 million for the third quarter ended September 30, 2012. This decrease was primarily driven by the decline in the sales of most categories of sportswear accessories, which principally include sports caps, sports socks, bags and backpacks. Our accessories production is entirely outsourced. In contrast with the year-over-year trend, revenue from accessories for this quarter was substantially similar to the results for the preceding quarter.

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Gross profit and Gross profit margin. Gross profit for the third quarter ended September 30, 2013 was RMB131.0 million (US$21.4 million), representing a decrease of 13.8% from RMB151.9 million for the third quarter ended September 30, 2012. Gross margin was 27.2% for the third quarter ended September 30, 2013, compared to 27.5% for the third quarter ended September 30, 2012. Since we manufactured and sold a larger portion of lower priced products in this quarter to target the mass market and to better align with customer preferences, ASP of footwear products and production cost of footwear products decreased accordingly. However, the rate of decrease in ASP exceeded the rate of decrease in production cost in the quarter ended September 30, 2013, leading to a decrease in gross profit margin. We will continue our efforts to maintain our gross profit margin by balancing product pricing and material cost moving forward. In contrast to the year-over-year trend, gross profit for this quarter represented an increase of 36.6% from RMB95.9 million for the preceding quarter, and the gross profit margin of 27.2% for this quarter was similar to 27.3% for the preceding quarter.

Other income and gains. Other income and gains were substantially the same at RMB3.2 million (US$0.5 million) for the third quarter ended September 30, 2013, when compared with those for the third quarter ended September 30, 2012. Other income and gains for the third quarter ended September 30, 2013 mainly consisted of interest income derived from short-term time deposits, with an average outstanding balance of RMB384.0 million (US$62.7 million) for the third quarter of 2013, bearing interest of 2.85% per annum.

Operating expenses. Total operating expenses for the third quarter ended September 30, 2013 were RMB108.9 million (US$17.8 million), representing a decrease of approximately 8.7% from RMB119.3 million for the same period in 2012. The decrease was primarily attributable to the decrease in selling and distribution costs resulting from a decrease in sales activities.

•	Selling and distribution costs. Selling and distribution costs decreased by 7.8%, from RMB93.3 million for the third quarter ended September 30, 2012 to RMB86.0 million (US$14.0 million) for the third quarter ended September 30, 2013. The decrease was mainly due to the decrease in advertising and promotional expenses, which decreased from RMB88.5 million for the third quarter ended September 30, 2012 to RMB82.7 million (US$13.5 million) for the third quarter ended September 30, 2013. Such decrease was primarily caused by the decrease in advertisement in local TV channels, which was partially offset by the increase in the renovation subsidies of existing Xidelong retail selling locations during the third quarter of 2013. During the third quarter of 2013, 298 existing Xidelong retail selling locations were renovated, certain of which received renovation subsidies from us in the form of standardized promotional materials and display equipment. In comparison, 281 existing Xidelong retail selling locations were renovated in the third quarter of 2012. For the remainder of 2013, our advertising and promotional activities will continue to focus on events relating to the Nationwide “Fitness for All” Sports Campaign organized by the General Administration of Sport of China, the government agency responsible for sports in China.

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•	Administrative expenses. Administrative expenses decreased by 31.1%, from RMB16.1 million for the third quarter ended September 30, 2012 to RMB11.1 million (US$1.8 million) for the third quarter ended September 30, 2013. The decrease was primarily due to decreases in professional and consultancy fees from RMB2.6 million for the third quarter ended September 30, 2012 to RMB0.7 million (US$0.1 million) for the third quarter ended September 30, 2013. The Company continued its efforts to control costs and thus requested less professional and consulting service from its service providers. Employee share-based payment expenses decreased from RMB1.6 million for the third quarter ended September 30, 2012 to RMB0.2 million (US$30,000) for the third quarter ended September 30, 2013, because the shares granted to most of the staff of the Company under the employee incentive plan have vested. Miscellaneous taxes, including but not limited to the UMC Tax, Educational Surcharge and Local Educational Surcharge, decreased from RMB2.2 million for the third quarter ended September 30, 2012 to RMB2.0 million (US$0.3 million) for the third quarter ended September 30, 2013, and the decrease was mainly attributable to the decline in revenue.

•	Research and development expenses. Research and development expenses increased by 18.0%, from RMB10.0 million for the third quarter ended September 30, 2012 to RMB11.8 million (US$1.9 million) for the third quarter ended September 30, 2013, as we continued to allocate resources towards research and development work as well as our research and development efforts in cooperation with the General Administration of Sport of China to increase the quality and sophistication of our products so as to enhance our brand recognition for quality.

Finance costs. Finance costs decreased by 100.0%, from RMB0.2 million for the third quarter ended September 30, 2012 to nil for the third quarter ended September 30, 2013. Finance costs for the third quarter ended September 30, 2013 consisted of bank loan interest of RMB0.3 million (US$50,000) and interest on a shareholder loan of RMB0.8 million (US$0.1 million), which were offset by the capitalization of the interest accrued on the shareholder loan of RMB1.1 million (US$0.2 million). As the shareholder loan was used for the construction project in Jiangxi Province, the loan interest was capitalized as part of the construction cost included in property, plant and equipment.

Profit before tax. As a result of the foregoing, profit before tax decreased by 29.2%, from RMB35.6 million for the third quarter ended September 30, 2012 to RMB25.2 million (US$4.1 million) for the third quarter ended September 30, 2013.

Tax. Tax expenses increased from RMB5.3 million for the third quarter ended September 30, 2012 to RMB6.9 million (US$1.1 million) for the third quarter ended September 30, 2013. The increase was mainly due to the increase in the applicable PRC income tax rate, the effects of which were partially offset by a decrease in the profit before tax. Xidelong (China) Co. Ltd., our principal PRC subsidiary, was entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it is subject to the standard tax rate of 25%. The effective tax rate for the third quarter ended September 30, 2012 and 2013 was 14.8% and 27.2%, respectively.

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Profit. As a result of the above factors, profit for the third quarter ended September 30, 2013 was RMB18.4 million (US$3.0 million), representing a decrease of 39.5% from RMB30.4 million for the third quarter ended September 30, 2012.

Balance Sheet

Inventory. The average inventory turnover days for the third quarters ended September 30, 2013 and 2012 were 4 days and 7 days, respectively. Such decrease was mainly due to improvements on our production planning, procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the third quarters ended September 30, 2013 and 2012 were 182 days and 178 days, respectively. Unfavourable market conditions have lengthened the time required for our distributors to settle their invoices. We have been closely monitoring trade receivables balances that are overdue by 30 days or more by taking into account, among others, the ability and intent of the distributor to settle the balance. We, however, will not make any provision for the overdue balance if (1) we have ongoing trading with the distributor; (2) we receive payments on other invoices from the distributor; and (3) we have no dispute on the amount overdue with the distributor.

Trade payables. The average trade payables turnover days for the third quarters ended September 30, 2013 and 2012 were 16 days and 14 days, respectively. Average trade payables turnover days were within the Company’s payment policy.

Cash and cash equivalents. Cash and cash equivalents decreased to RMB587.7 million (US$96.0 million) as of September 30, 2013 from RMB637.2 million as of December 31, 2012. Such decrease was mainly caused by cash outflow in investment activities of RMB229.3 million (US$37.5 million), reflecting the ongoing construction projects in Jiangxi and Fujian Provinces, the results of which were partially offset by the cash inflow from operating activities of RMB142.7 million (US$23.3 million) during the nine months ended September 30, 2013.

Cash Flow

Cash outflow from operating activities was RMB165.5 million (US$27.0 million) for the third quarter ended September 30, 2013, compared to an outflow of RMB109.4 million for the same period in 2012. The cash outflow during the third quarter ended September 30, 2013 was primarily caused by an increase in trade receivables of RMB233.2 million (US$38.1 million), which was partially offset by a decrease in trade and bills payables of RMB25.3 million (US$4.1 million) and a decrease in prepayments, deposits and other receivables of RMB18.8 million (US$3.1 million).

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Cash outflow from investing activities was RMB121.8 million (US$19.9 million) for the third quarter ended September 30, 2013, which was primarily caused by an increase in construction-in-progress in the Jiangxi and Fujian Provinces of RMB124.9 million (US$20.4 million) during the third quarter ended September 30, 2013.

Business Highlights and Outlook

■	There were 3,301 Xidelong retail selling locations as of September 30, 2013. This reflected a net decrease of 901 locations as compared with the number of locations as of June 30, 2013 and a net decrease of 1,608 locations as compared with the number of locations as of December 31, 2012. The net decrease of retail selling locations was caused by the closure of the relatively small and inefficient retail selling locations. Our retail selling locations are operated either by our distributors or by authorized third party retailers.

■	The Company will continue to sponsor the “Fitness for All” program in 2013. In July 2013, a series of cycling charity marathon activities were organized under “Xidelong Fitness for All cum Schwinn Charity Marathon Ride” in Shanghai, Guangzhou, Beijing, and Xian in China. Participants of the rides included national fitness coaches, numerous fitness and cycling enthusiasts, trendy followers, as well as foreigners.

■	On September 3, 2013, Xidelong (China) Co., Ltd., our principal PRC subsidiary, was successfully nominated as one of the “Most Influential Brands” in China in the corporate activity organized by hc360.com, a B2B e-commerce platform in China.

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About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 2153-2771

ir@xdlong.cn

– FINANCIAL TABLES TO FOLLOW –

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended September 30			Nine months ended September 30
	(in thousands except for share and per share data)
	2013	2013	2012	2013	2012
	US$'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	78,725	481,800	553,254	1,133,747	2,009,778

Cost of sales	(57,327)	(350,846)	(401,309)	(828,079)	(1,436,000)

Gross profit	21,398	130,954	151,945	305,668	573,778

Other income and gains	520	3,185	3,163	9,772	12,051
Selling and distribution costs	(14,049)	(85,978)	(93,251)	(184,348)	(280,027)
Administrative expenses	(1,814)	(11,102)	(16,088)	(36,167)	(53,041)
Research and development expenses	(1,933)	(11,831)	(9,977)	(32,050)	(34,222)

OPERATING PROFIT	4,122	25,228	35,792	62,875	218,539

Finance costs	-	-	(167)	(882)	(386)

PROFIT BEFORE TAX	4,122	25,228	35,625	61,993	218,153

Tax	(1,122)	(6,870)	(5,271)	(18,136)	(29,845)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	3,000	18,358	30,354	43,857	188,308

EARNING PER SHARE
Net profit per share
Basic	0.09	0.55	0.92	1.33	5.71
Diluted	0.09	0.55	0.92	1.33	5.71

Weighted average number of shares outstanding
Basic	33,110,084	33,110,084	32,963,562	33,067,269	32,988,972
Diluted	33,110,084	33,110,084	32,963,562	33,067,269	32,990,131

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As of
	As of September 30		December 31
	2013	2013	2012
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	92,162	564,030	330,914
Prepaid land lease payments	4,337	26,542	27,103
Deposit paid for acquisition of land use rights	24,507	149,986	149,986
Total non-current assets	121,006	740,558	508,003

CURRENT ASSETS
Inventories	2,160	13,219	11,655
Trade receivables	174,637	1,068,781	1,084,535
Prepayments, deposits and other receivables	2,904	17,773	24,396
Cash and cash equivalents	96,022	587,655	637,184
Total current assets	275,723	1,687,428	1,757,770

CURRENT LIABILITIES
Trade and bills payables	12,336	75,497	8,831
Deposits received, other payables and accruals	11,259	68,902	61,681
Interest-bearing bank borrowings	3,268	20,000	30,000
Tax payable	1,121	6,858	2,357
Total current liabilities	27,984	171,257	102,869

NET CURRENT ASSETS	247,739	1,516,171	1,654,901

TOTAL ASSETS LESS CURRENT LIABILITIES	368,745	2,256,729	2,162,904

NON-CURRENT LIABILITIES
Loan from a shareholder	7,914	48,432	-
Total non-current liabilities	7,914	48,432	-

Net assets	360,831	2,208,297	2,162,904

STOCKHOLDER’S EQUITY
Issued share capital	4	23	23
Treasury shares	(2,598)	(15,898)	(15,898)
Retained profits	280,610	1,717,336	1,678,920
Reserves	82,815	506,836	499,859

Total equity	360,831	2,208,297	2,162,904

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30			Nine months ended September 30
	2013	2013	2012	2013
	US$'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow/(outflow) from operating activities	(27,037)	(165,472)	(109,419)	142,739
Net cash inflow/(outflow) from investing activities	(19,895)	(121,755)	3,047	(229,321)
Net cash inflow/(outflow) from financing activities	-	-	(418)	37,327
Effect of exchange rate changes	(7)	(40)	(496)	(274)

Net decrease in cash and cash equivalents	(46,939)	(287,267)	(107,286)	(49,529)
Cash at beginning of the period	142,961	874,922	801,030	637,184
Cash at end of the period	96,022	587,655	693,744	587,655